CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Files Form 20-F with US SEC

March 14th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) reports that it has filed its fiscal year ended August 31, 2010 annual report on form 20-F with the United States Securities and Exchange Commission.

An electronic copy of the form 20-F is available via CIBT’s website www.cibt.net and under CIBT’s profile on the SEDAR website. Shareholders can receive a hard copy of CIBT’s complete audited financial statements, free of charge, by sending a request to info@cibt.net or calling 604.871.9909 extension 311.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.